Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola European Partners Limited

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

Following is a copy of the investor presentation issued by Coca-Cola Enterprises, Inc. on December 16, 2015:

CONTACTS: Investor Relations Thor Erickson +1 (678) 260-3110 U.S. Media Relations Fred Roselli +1 (678) 260-3421 European Media Relations Ros Hunt +44 (0) 7528 251 022 COCA-COLA ENTERPRISES, INC. ANNOUNCES FILING OF REGISTRATION STATEMENT FOR PROPOSED COMBINATION OF CCE, CCIP, AND CCEAG The preliminary proxy statement/prospectus related to the proposed transaction to create Coca-Cola European Partners (CCEP) has been filed with the U.S. Securities and Exchange Commission. CCE has posted on its website a presentation to update investors on progress to closing the transaction. The transaction remains on track to close by the end of second quarter, 2016. ATLANTA, December 16, 2015 – Coca-Cola Enterprises (NYSE/Euronext Paris: CCE) announced today the filing with the U.S. Securities and Exchange Commission of a registration statement on Form F-4, which contains a preliminary proxy statement/prospectus regarding the proposed combination of the businesses of CCE, Coca-Cola Iberian Partners, S.A. (CCIP), and Coca-Cola Erfrischungsgetränke AG (CCEAG), a wholly owned subsidiary of The Coca-Cola Company (NYSE: KO). The registration statement containing the preliminary proxy statement/prospectus was filed by Coca-Cola European Partners Limited, the new holding company under which the businesses will combine, and is available through the SEC’s website at www.sec.gov under the company name “Coca-Cola European Partners Ltd.” The

Page 2 of 5 registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. CCE has posted on its website, www.cokecce.com, a presentation to update investors on progress toward closing the transaction. Subject to approval by Coca-Cola Enterprises’ shareholders and satisfaction of other closing conditions, the transaction is expected to close by the end of the second quarter of 2016. ABOUT CCE Coca-Cola Enterprises, Inc. is the leading Western European marketer, producer, and distributor of nonalcoholic ready-to-drink beverages and one of the world’s largest independent Coca-Cola bottlers. CCE is the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, and Sweden. CCE operates with a local focus and has 17 manufacturing sites across Europe, where the company manufactures nearly 90 percent of its products in the markets in which they are consumed. Sustainability is core to CCE’s business, and the company has been recognized by leading organizations in North America and Europe for its progress in water use reduction, carbon footprint reduction, and recycling initiatives. For more information about CCE, please visit www.cokecce.com and follow the company on Twitter at @cokecce. FORWARD-LOOKING STATEMENTS This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived

Page 3 of 5 negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means

Page 4 of 5 of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information and Where to Find It CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” Neither the contents of KO's website nor the contents of any other website accessible from hyperlinks on KO's website is incorporated into, or forms part of, this communication. Participants in Solicitation KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC. No Profit Forecast No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that revenues, EBITDA, earnings per share or any other metric will necessarily be greater or less than those for the relevant preceding financial periods for CCE, CCIP, Coca-Cola Erfrischungsgetränke AG (“CCEAG”) or CCEP, as appropriate. No statement in this announcement constitutes an asset valuation. Subject to its legal and regulatory obligations, neither CCEP, nor any of its agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. In no circumstances shall the provision of this document imply that no negative change may occur in the business of CCE, CCIP, CCEAG or CCEP, as appropriate, after the date of provision of this document, or any date of amendment and/or addition thereto.

Page 5 of 5 This document is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, will be available from CCEP at its registered office. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any relevant implementing measure in the relevant Member State. Any offer of securities to the public that may be deemed to be made pursuant to this communication in any member states of the European Economic Area (“EEA Member States”) that has implemented the Prospectus Directive is addressed solely to qualified investors (within the meaning of the Prospectus Directive) in that Member State. The information contained in this document is directed solely at persons (1) outside the United Kingdom, (2) within the United Kingdom (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Market Act (Financial Promotion) Order 2005 (the “Order”) and (ii) to persons of a kind described in Article 49(2) (a) to (d) of the Order and (3) in EEA Member States to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this document relates is only available to, and will only be engaged in with, Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person. Persons who are not Relevant Persons must not rely on or act upon the information contained in this document. This document is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or the provision of investment advice by any party. No information set out in this document or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this document (including, without limitation, any illustrative modeling information contained herein), or its completeness. This document should not form the basis of any investment decision and the contents do not constitute advice relating to legal, taxation or investment matters on which recipients of this document must always consult their own independent professional advisers on the merits and risks involved. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. # # #